Exhibit 99.3

Sinovac Reports Unaudited First Quarter 2014 Financial Results

-- -Conference call scheduled for Thursday, May 22, 2014 at 8:00 AM EDT

Sinovac Reports Unaudited First Quarter 2014 Financial Results

- Conference call scheduled for Thursday, May 22, 2014 at 8:00 AM EDT -

BEIJING, May 21, 2014 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, announced today its unaudited first quarter financial results for the period ended March 31, 2014.

First Quarter 2014 Financial Highlights (period-over-period comparisons to first quarter 2013)

Quarterly sales increased by 34.8% to $13.5 million from $10.1 million.

Gross profit increased by 45.4% to $10.3 million from $7.1 million. Gross margin was 75.8%, compared to 70.2%.

Net income attributable to common stockholders was $4,000, or $0.00 per basic and diluted share, compared to a net loss attributable to common stockholders of $2.0 million, or $0.04 per basic and diluted share.

Cash and cash equivalents totaled $101.7 million as of March 31, 2014, compared to $107.2 million as of December 31, 2013.

Recent Business Highlights

Sinovac was awarded a government grant of RMB 60 million for the construction of a dedicated production facility for its enterovirus 71 (EV71) vaccine against hand foot and mouth disease (HFMD). This grant, which was approved by China's Ministry of Finance, National Development and Reform Commission, Ministry of Industry and Information Technology, and National Health and Family Planning Commission, will be funded in several tranches, of which RMB 20 million is expected in 2014, with the balance to be provided after certain criteria are met.

On May 21, 2014, Sinovac received approval from the China Food and Drug Administration (or "CFDA") to commence a human clinical trial of its 23-valent Pneumococcal polysaccharides vaccine (PPV). The trial is expected to begin in late 2014.

Sinovac entered into a license agreement with Intravacc (Institute for Translational Vaccinology) in The Netherlands to develop and commercialize the Sabin Inactivated Polio Vaccine (sIPV) for China and other countries.

Sinovac was awarded a public tender in Mongolia to supply approximately 147,000 doses of inactivated hepatitis A vaccine to the Mongolian government for its 2014 national vaccination program. The hepatitis A vaccine was delivered in two batches in February and April.

Sinovac was selected by the Gansu Province Center for Disease Control (or Gansu CDC) as the sole supplier of 40,000 doses of inactivated hepatitis A vaccine for its emergency stockpiling program for 2014.This order will be supplied in full in 2014, with the timing of shipments to be directed by the Gansu CDC.

Sinovac obtained a registration license for Healive, its inactivated hepatitis A vaccine, from Instituto de Salud Publica de Chile, Chile's Institute of Public Health. The license is valid for five years from the date of issuance.

Mr. Weidong Yin, Chairman, President and CEO, commented, "The 34.8% year-over-year top line increase marked a strong first quarter. The growth was driven by higher sales of our commercialized vaccines in China, especially from Bilive, our combined hepatitis A&B vaccine. Sinovac's sales team continued to execute its tailored sales and marketing strategy, and maximize the favorable competitive environment."

Mr. Yin continued, "In line with our mission to develop and commercialize vaccines that address unmet medical needs in China and other countries, we continue to advance our pipeline vaccine candidates and expand our portfolio. Obtaining regulatory approval to commence human trials of PPV is another milestone we achieved. Our clinical application for the varicella vaccines is under review by CFDA."

Mr. Yin concluded, "The technology transfer agreement with Intravacc for sIPV exemplifies Sinovac's strategy to expand its vaccine pipeline through external collaboration. As the administration of an inactivated polio vaccine will largely reduce the risk of paralysis associated with the live attenuated vaccine virus in OPV, Sinovac is at the forefront of bringing a safer and more affordable solution to the population worldwide. Under the World Health Organization's global polio eradication plan, sIPV has significant market potential for Sinovac both in China and international markets. We are poised to continue to expand our vaccine portfolio focused on the objective of providing high quality vaccines made in China to children around the world."

Financial Review for Unaudited First Quarter Ended March 31, 2014

An analysis of sales and gross profit is as follows:

In USD'000 (Unaudited)	2014 Q1	% of Sales	2013 Q1	% of Sales
Hepatitis A – Healive	6,439	47.5%	6,165	61.3%
Hepatitis A&B – Bilive	5,999	44.3%	2,995	29.8%
Hepatitis vaccines	12,438	91.8%	9,160	91.1%
Influenza vaccines	61	0.4%	294	3.0%
Animal vaccines	25	0.2%	13	0.1%
Mumps vaccines	920	6.8%	585	5.8%
Regular sales	13,444	99.2%	10,052	100%
H5N1	102	0.8%	-	-
Total sales	13,546	100%	10,052	100%
Cost of goods sold	3,278	24.2%	2,992	29.8%
Gross profit	10,268	75.8%	7,060	70.2%

First quarter 2014 sales increased by 34.8% to $13.5 million, from $10.1 million for the same period in 2013. The growth in regular sales was mainly due to an increase of Bilive revenue from $3 million to $6 million.

Compared to the first quarter of 2013, gross profit margin for the first quarter of 2014 increased to 75.8% from 70.2%. The increase in gross margin was mainly driven by lower unit costs for Healive and Bilive due to higher plant utilization, allowing the Company to leverage economies of scale. Gross margin was also favorably impacted by a decrease in the sales return provision compared to the same period last year.

Selling, general and administrative expenses for the first quarter of 2014 were $7.8 million, compared to $7.1 million in the same period of 2013. Selling expenses as a percentage of first quarter 2014 regular sales were 27.9%, down slightly from 29.9% in the same period of 2013 as the Company generated more revenue without significantly increasing fixed selling expenses. G&A expenses in the first quarter of 2014 were $4.0 million compared to $4.1 million in the same period of 2013. First quarter 2014 G&A expenses included a $0.5 million foreign exchange loss due to the appreciation of the US dollar against the RMB. Excluding this foreign exchange loss, G&A expenses in the first quarter of 2014 were $3.5 million. The decrease in G&A expense was primarily due to the fact that the Company's Changping facility commenced production, and related depreciation was recorded in production costs.

R&D expenses for the first quarter of 2014 were $1.7 million, consistent with $1.8 million in the same period in 2013. The Company's main focus in the first quarter of 2014 was the continued optimization of production process for its PPV and varicella vaccine.

Net income attributable to common stockholders was $4,000, or $0.00 per basic and diluted share, compared to a net loss attributable to common stockholders of $2.0 million, or $0.04 per basic and diluted share.

Cash and cash equivalents totaled $101.7 million as of March 31, 2014, compared to $107.2 million as of December 31, 2013. Net cash used in operating activities was $5.8 million during the first quarter 2014. Net cash used in investing activities during the first quarter of 2014 was $2.2 million, which was primarily for payment of property, plant and equipment for the Changping facility. Net cash provided by financing activities during the first quarter of 2014 was $3.4 million, including loan proceeds of $3.3 million.

Conference Call Details

The Company will host a conference call on Thursday, May 22, 2014 at 8:00 a.m. EDT (May 22, 2014 at 8:00 p.m. China Standard Time) to review the Company's financial results and provide an update on recent corporate developments. To access the conference call, please dial 1-877-407-0784 (USA) or 1-201-689-8560 (International). A replay of the call will be available from 11 a.m. EDT on May 22, 2014 to June 5, 2014 at midnight. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (International) and reference the replay pin number 13582662.

A live audio webcast of the call will also be available from the investors section on the corporate web site at www.sinovac.com. A webcast replay can be accessed on the corporate website beginning May 22, 2014 and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu) and mumps, as well as animal rabies vaccine for canines. The Company filed a new drug application for enterovirus 71 (against hand, foot and mouth disease) with China Food & Drug Administration. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for pneumococcal polysaccharides, pneumococcal conjugate, varicella and sIPV. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines. Sinovac has also been granted a license to commercialize seasonal flu vaccine in Mexico and hepatitis A vaccine in Chile.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee
Sinovac Biotech Ltd.
Tel: +86-10-8279-9659/9696
Fax: +86-10-6296-6910
Email: ir@sinovac.com

Investors:
Lee Roth

The Ruth Group
Tel: +1-646-536-7012
Email: lroth@theruthgroup.com

Media:
Aaron Estrada
The Ruth Group
Tel: +1-646-536-7028
Email: aestrada@theruthgroup.com

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets

As of December 31, 2013 and March 31,2014

(Expressed in thousands of U.S. Dollars, except for number of shares and per share data)

	Mar 31, 2014	Dec 31, 2013
ASSETS	(Unaudited)	(Audited)
Current assets
Cash and cash equivalents	$101,652	$107,242
Accounts receivable	36,282	31,927
Inventories	15,653	14,329
Prepaid expenses and deposits	1,278	1,150
Deferred tax assets	2,037	2,602
Total current assets	156,902	157,250

Property, plant and equipment	65,143	67,963
Prepaid land lease payments	10,592	10,948
Long-term inventories	3,618	2,781
Long-term prepaid expenses	107	154
Prepayments for acquisition of equipment	1,108	708
Deferred tax assets	305	117
Licenses	652	772
Total assets	$238,427	$240,693

LIABILITIES AND EQUITY
Current liabilities
Bank loans and current portion of long-term debt	$32,844	$16,217
Current portion of loan from a non-controlling shareholder	3,237	3,324
Accounts payable and accrued liabilities	26,529	28,037
Income tax payable	239	246
Deferred revenue	183	875
Deferred government grants	448	458
Total current liabilities	63,480	49,157

Deferred government grants	4,507	4,746
Long-term debt	17,501	32,146
Deferred revenue	10,717	11,005
Total long term liabilities	32,725	47,897

Total liabilities	96,205	97,054

Commitments and contingencies
EQUITY
Common stock	56	56
Additional paid-in capital	107,619	107,393
Accumulated other comprehensive income	12,394	14,141
Statutory surplus reserves	11,808	11,808
Accumulated deficit	(4,710)	(4,714)
Total stockholders' equity	127,167	128,684

Non-controlling interests	15,055	14,955
Total equity	142,222	143,639
Total liabilities and equity	$238,427	$240,693

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income (Loss)

For the three months ended March 31, 2013 and 2014

(Expressed in thousands U.S. Dollars, except for number of shares and per share data)

	Three Months Ended
	Mar 31, 2014	Mar 31, 2013
	(Unaudited)	(Unaudited)
Sales	$13,546	$10,052
Cost of sales	3,278	2,992
Gross profit	10,268	7,060

Selling, general and administrative expenses	7,792	7,136
Provision for doubtful accounts	162	282
Research and development expenses	1,702	1,848
Loss (income) on disposal and Impairment of property, plant and equipment	-	(2)
Total operating expenses	9,656	9,264
Operating income (loss)	612	(2,204)

Interest and financing expenses	(750)	(663)
Interest income	780	441
Other income (expenses)	146	61
Income (loss) before income taxes and non-controlling interests	788	(2,365)
Income tax benefit (expense)	(347)	(2)

Net income (loss)	441	(2,367)
Less: (income) loss attributable to the non-controlling interests	(437)	358
Net income (loss) attributable to stockholders of Sinovac	$4	$(2,009)

Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	(2,084)	234
Total comprehensive income (loss)	(1,643)	(2,133)
Less: comprehensive (income) loss attributable to non-controlling interests	(100)	329
Comprehensive income (loss) attributable to stockholders of Sinovac	$(1,743)	$(1,804)
Basic and diluted earning (loss) per share	$0.00	$(0.04)

Weighted average number of shares of common stock outstanding
Basic	55,587,029	55,097,228
Diluted	56,110,870	55,097,228

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the three months ended March 31, 2013 and 2014

(Expressed in thousands U.S. Dollars)

	Three months ended
	Mar 31, 2014	Mar 31, 2013
	(Unaudited)	(Unaudited)
Cash flows provided by (used in) operating activities
Net income (loss)	$441	$(2,365)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
- deferred income taxes	311	2
- stock-based compensation	72	76
- inventory provision	221	-
- provision for doubtful accounts	162	282
- impairment of equipment and loss on disposal	-	438
- depreciation of property, plant and equipment and amortization of licenses	2,631	1,626
- amortization of the prepaid land lease payments	67	72
- accretion expenses	27	-
Changes in:
- accounts receivable	(4,981)	(3,777)
- inventories	(2,879)	(3,075)
- income tax payable	7	-
- prepaid expenses and deposits	(582)	(144)
- deferred revenue	(718)	(1,067)
- accounts payable and accrued liabilities	(577)	2,364

Net cash used in operating activities	(5,798)	(5,568)

Cash flows provided by financing activities
- Loan proceeds	5,735	7,480
- Loan repayments	(2,458)	-
- Proceeds from issuance of common stock, net of share issuance costs	105	164
- Proceeds from shares subscribed	49	11
- Government grants received	-	304

Net cash provided by financing activities	3,431	7,959

Cash flows used in investing activities
- Acquisition of property, plant and equipment	(2,204)	(2,160)

Net cash used in investing activities	(2,204)	(2,160)

Exchange gain (loss) on cash and cash equivalents	(1,019)	90

Increase (decrease) in cash and cash equivalents	(5,590)	321

Cash and cash equivalents, beginning of year	107,242	91,241

Cash and cash equivalents, end of year	$101,652	$91,562